SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92047K107
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 22 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107	SCHEDULE 13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,237,972 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,237,972 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,237,972 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 846,639 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 846,639 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 846,639 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 846,639 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 846,639 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 846,639 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON Channel Commerce Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 458,866 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 458,866 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 458,866 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,837,847 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,837,847 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,837,847 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,847 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,847 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,887,847 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92047K107	SCHEDULE 13D	Page 10 of 22 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of ValueVision Media, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive office is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (v) GEH Capital, Inc., a Delaware corporation ("GEHC"); (vi) Channel Commerce Partners, L.P., a Delaware limited partnership ("CCP"); (vii) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG and CCP (“CGI”); and (viii) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall", and together with SPOT, CMAG, CREL, CRO, GEHC, CCP and CGI, “Clinton”).

(b) The principal business address of CRO, GEHC, CCP, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL, GEHC and CCP is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL, CRO, GEHC and CCP is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 92047K107	SCHEDULE 13D	Page 11 of 22 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $14,801,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CREL, GEHC and CCP for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On October 30, 2013, the Reporting Persons sent a letter to the Chairman of the board of directors of the Issuer (the "Board") commending the Issuer's commitment to freeze both shareholder rights and the bylaws of the Issuer while discussions between the Issuer and the Reporting Persons are ongoing and expressing their belief that the Issuer has great assets, a big opportunity for growth and a chance to create significant shareholder value. However, the Reporting Persons also state that they believe that the Issuer has exploited its assets poorly, has under-performed its rivals and has missed targets that the Issuer’s management team have set for the Issuer repeatedly. The Reporting Persons also express their belief that the Chief Executive Officer of the Issuer should be replaced, that the Issuer should augment the Board with professionals with industry and other relevant experience and that the Issuer should better align director pay with the interests of shareholders. The Reporting Persons indicate that they have identified high quality candidates for the roles of Chief Executive Officer and for directors of the Issuer. The Reporting Persons also indicate a willingness to invest additional capital into the Issuer at a premium to the current market price if the Board would replace the Issuer’s Chief Executive Officer and make substantial changes to the Board. The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

The Reporting Persons have, from time to time, engaged in other discussions with management and the Board regarding the Issuer's business, management, strategic direction, board composition and related matters. The Reporting Persons may continue to discuss such matters with the Issuer's management and the Board as well as other shareholders of the Issuer and third parties.

CUSIP No. 92047K107	SCHEDULE 13D	Page 12 of 22 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their shares of Common Stock, purchasing additional shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D, provided that the Reporting Persons will not seek to acquire control of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,887,847 shares of Common Stock, constituting approximately 5.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,595,391 shares of Common Stock outstanding as of September 4, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended August 3, 2013, filed with the Securities and Exchange Commission on September 6, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,237,972 shares of Common Stock.
Percentage: Approximately 2.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,972 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,972 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 39,200 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b):	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,200 shares of Common Stock

CUSIP No. 92047K107	SCHEDULE 13D	Page 13 of 22 Pages

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 846,639 shares of Common Stock.
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 846,639 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 846,639 shares of Common Stock

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 846,639 shares of Common Stock
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 846,639 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 846,639 shares of Common Stock

(v)	GEHC
	(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 50,000 shares of Common Stock
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000 shares of Common Stock

(vi)	CCP:
	(a)	As of the date hereof, CCP may be deemed the beneficial owner of 458,866 shares of Common Stock
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 458,866 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 458,866 shares of Common Stock

CUSIP No. 92047K107	SCHEDULE 13D	Page 14 of 22 Pages

(vii)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 2,837,847 shares of Common Stock
Percentage: Approximately 5.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,837,847 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,837,847 shares of Common Stock

(viii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 2,887,847 shares of Common Stock
Percentage: Approximately 5.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,887,847 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,887,847 shares of Common Stock

(b) By virtue of investment management agreements with SPOT, CMAG and CCP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 255,170 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,837,847 shares of Common Stock beneficially owned by SPOT, CMAG, CREL, CCP and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI and GEHC have voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

CUSIP No. 92047K107	SCHEDULE 13D	Page 15 of 22 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Clinton is currently party to option contracts on 881,600 shares of Common Stock with a strike price of $5.00 and expiration dates ranging from November 16, 2013 to January 18, 2014.

The Amended and Restated Limited Partnership Agreement of CCP (the "Partnership Agreement") was entered into by Clinton GP, Inc., as general partner of CCP, and the limited partners named therein. The Partnership Agreement provides that the purpose of CCP is, among other things, to invest in the securities of the Issuer. Pursuant to the Partnership Agreement, Clinton GP, Inc. has the authority to take any action or make any decisions on behalf of CCP, to carry out any and all purposes of CCP set forth in the Partnership Agreement, and to perform all acts and enter into all contracts and other undertakings that it may deem necessary or advisable. CGI, as investment manager to CCP, is entitled to a monthly management fee of 0.1666% of the balance of each capital account of each partner and to reimbursement of the operating expenses of CCP. Clinton GP, as general partner to CCP, is entitled to a 20% incentive fee based on CCP's net capital appreciation realized with respect to a particular period. The foregoing summary of the Partnership Agreement is qualified in its entirety by the full text of the Partnership Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Other than the options described in this Item 6, the Partnership Agreement and the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Letter, dated October 30, 2013
2	Amended and Restated Limited Partnership Agreement, by and among Clinton GP, Inc. and the Limited Partners named therein
3	Joint Filing Agreement, dated October 30, 2013

CUSIP No. 92047K107	SCHEDULE 13D	Page 16 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

GEH CAPITAL, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CUSIP No. 92047K107	SCHEDULE 13D	Page 17 of 22 Pages

CHANNEL COMMERCE PARTNERS, L.P. By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 92047K107	SCHEDULE 13D	Page 18 of 22 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CUSIP No. 92047K107	SCHEDULE 13D	Page 19 of 22 Pages

GEH CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of GEHC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Comptroller
John L. Hall	Director, Chief Financial Officer, Secretary and Treasurer

CHANNEL COMMERCE PARTNERS, L.P.

Clinton GP, Inc., a Delaware limited liability company, is the general partner of CCP. George Hall is the controlling person of Clinton GP, Inc.

CUSIP No. 92047K107	SCHEDULE 13D	Page 20 of 22 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/3/2013	6,390	5.0202
9/3/2013	18,000	5.028
9/3/2013	1,350	5.0167
9/4/2013	52,938	5.05
9/4/2013	23,621	5.0659
9/4/2013	10,000	5.0738
9/6/2013	30,000	5.04
9/6/2013	29,880	4.9572
9/9/2013	26,400	4.8473
9/9/2013	10,000	4.9141
9/9/2013	2,000	4.9024
9/11/2013	15,000	4.4182
9/12/2013	15,000	4.3395
9/12/2013	15,000	4.3467
9/13/2013	11,250	4.4864
9/13/2013	8,000	4.5991
9/16/2013	11,036	4.3315
9/16/2013	11,250	4.3242
9/20/2013	38,300	5
9/23/2013	18,480	4.5398
9/23/2013	5,520	4.5364
9/25/2013	12,500	4.3588
9/25/2013	13,075	4.2049
9/26/2013	18,500	4.3317
10/4/2013	2,500	7.5
10/10/2013	8,000	4.6799

CUSIP No. 92047K107	SCHEDULE 13D	Page 21 of 22 Pages

10/10/2013	(900)	4.622
10/10/2013	(19,800)	4.6567
10/11/2013	100	7.5
10/11/2013	(32,500)	4.7
10/11/2013	20,510	4.8744
10/11/2013	400	5
10/14/2013	10,000	4.9676
10/14/2013	2,500	4.9594
10/18/2013	3,200	7.5
10/18/2013	(20,800)	5
10/18/2013	8,133	5.0187
10/18/2013	3,000	5.02
10/18/2013	13,000	5
10/21/2013	87,500	5.1059
10/23/2013	19,520	5.04
10/25/2013	(7,785)	5.5
10/25/2013	7,785	5.3399
10/29/2013	3,650	5.3207
10/29/2013	69,671	5.3585
10/29/2013	43,567	5.3698

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/20/2013	39,200	4.5253

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/3/2013	4,260	5.0202
9/3/2013	12,000	5.028
9/3/2013	900	5.0167
9/4/2013	43,312	5.05
9/4/2013	14,716	5.0659
9/4/2013	6,000	5.0738
9/6/2013	20,000	5.04
9/6/2013	19,920	4.9572
9/9/2013	17,600	4.8473
9/9/2013	5,000	4.9141
9/9/2013	3,000	4.9024
9/11/2013	10,000	4.4182
9/12/2013	10,000	4.3395
9/12/2013	10,000	4.3467
9/13/2013	8,750	4.4864
9/13/2013	6,000	4.5991
9/16/2013	8,277	4.3315
9/16/2013	8,750	4.3242
9/19/2013	5,400	5
9/20/2013	24,300	5
9/23/2013	13,860	4.5398
9/23/2013	4,140	4.5364
9/25/2013	10,000	4.3588
9/25/2013	9,805	4.2049
9/26/2013	16,500	4.3317
10/10/2013	6,000	4.6799
10/10/2013	(600)	4.622
10/10/2013	(13,200)	4.6567
10/10/2013	3,900	7.5
10/11/2013	(26,000)	4.7

CUSIP No. 92047K107	SCHEDULE 13D	Page 22 of 22 Pages

10/11/2013	13,674	4.8744
10/14/2013	8,000	4.9676
10/14/2013	2,000	4.9594
10/18/2013	(30,000)	5
10/18/2013	5,911	5.0187
10/18/2013	2,000	5.02
10/25/2013	(6,055)	5.5
10/25/2013	6,055	5.3399
10/29/2013	2,920	5.3207
10/29/2013	48,770	5.3585
10/29/2013	30,496	5.3698

GEHC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/29/2013	50,000	5.2854

CCP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/3/2013	1,420	5.0202
9/3/2013	4,000	5.028
9/3/2013	300	5.0167
9/4/2013	5,812	5.0659
9/4/2013	2,000	5.0738
9/13/2013	5,000	4.4864
9/13/2013	3,000	4.5991
9/16/2013	5,518	4.3315
9/16/2013	5,000	4.3242
9/18/2013	100,000	4.49
9/23/2013	9,240	4.5398
9/23/2013	2,760	4.5364
9/25/2013	2,500	4.3588
9/25/2013	6,536	4.2049
10/9/2013	700	5
10/10/2013	6,000	4.6799
10/11/2013	(6,500)	4.7
10/14/2013	2,000	4.9676
10/14/2013	500	4.9594
10/18/2013	2,845	5.0187
10/21/2013	37,500	5.1059
10/23/2013	8,365	5.04
10/25/2013	(3,460)	5.5
10/25/2013	3,460	5.3399
10/29/2013	730	5.3207
10/29/2013	6,968	5.3585
10/29/2013	4,358	5.3698